FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 12, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

PETROBRAS ENERGIA SIGNS AN AGREEMENT TO PERFORM EXPLORATION ACTIVITIES IN THE ARGENTINE SEA

Buenos Aires, January 12, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A., together with Energía Argentina S.A. (Enarsa), YPF S.A. and Petrouruguay S.A., signed a memorandum of agreement for the creation of a consortium for the exploration, development, production and commercialization of hydrocarbons in two offshore areas located in the Argentine continental shelf slope,  approximately 250 km. East of the city of Mar del Plata, Province of Buenos Aires, at depths ranging from 200 m to 3,000 m.

Petrobras Energía S.A. will have a 25% interest in the consortium while Enarsa, YPF S.A. and Petrouruguay S.A. will hold a 35%, 35% and 5% interest, respectively.

Exploration activities include 1,000 km2 of 3D seismic works and drilling of an exploratory well. Petrobras Energía S.A., YPF S.A. and Petrouruguay S.A. will be responsible, in proportion to their interest, to contribute the funds necessary to finance the investment corresponding to Enarsa during this stage. In the event a commercial discovery is made, Enarsa will reimburse Petrobras Energía S.A., YPF S.A. and Petrouruguay S.A. the funds received.

Petrobras Energía S.A. will apply the technology and know-how developed by Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra-deep water operations. Petrobras operates the world’s largest number of offshore oil and gas production systems.  Petrobras’ renowned leadership in this field is a major contribution to this project.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 01/12/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney